ASHMORE INVESTMENT MANAGEMENT
(US) CORPORATION

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2023

Filed as a Public Document Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of
1934

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION

C O N T E N T S

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68490

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 AND ENDING 06/30/23
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ashmore Investment Management (US) Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

475 Fifth Avenue, 15th Floor
(No. and Street)

New York	New York	10026
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gareth Payne	+442030776260	gareth.payne@ashmoregroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG

(Name – if individual, state last, first, and middle name)

SIX, Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

06/10/2004	1323
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _George Grunebaum_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ashmore Investment Management (US) Corporation , as of _October 16_ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

XIAO YAN CHEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6234682
Qualified in Kings County
My Commission Expires 01/24/2027



Signature:

Title: _President /CEO_

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
P.O. Box 493
SIX Cricket Square
Grand Cayman, KY1-1106
Cayman Islands
+1 345 949 4800
+1 345 949 7164

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Ashmore Investment Management (US) Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (the "Company") as of June 30, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Correction of a misstatement

As discussed in Note 12 to the financial statements, the July 1, 2022 retained earnings balance has been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2021.
George Town, Cayman Islands
November 9, 2023

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS

Assets		
Cash and cash equivalents	$	6,772,560
Receivable from affiliates		2,169,402
Receivable from affiliates - share based payments		160,486
Prepaid expenses		54,236
Trade and other receivables		23,140
Total current assets		9,179,824
Property and equipment, net		304,575
Goodwill		4,500,000
Net deferred tax asset		1,710,179
Total non-current assets		6,514,754
Total assets	$	15,694,578

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued compensation	$	1,379,280
Payable to affiliates		627,548
Operating lease liability		279,121
Accrued expenses		368,566
Total current liabilities		2,654,515
Non-current income tax liability		989,089
Total non-current liabilities		989,089
Total liabilities	$	3,643,604
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding		60
Additional paid-in capital		7,145,916
Retained earnings		4,904,998
Total stockholder's equity	$	12,050,974

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2023

Revenue		
Distribution fees	$	12,113,987
40 Act fees		91,583
Total Revenue		12,205,570
Operating expenses		
Employee and related expenses		4,424,508
Share-based payments expense		865,463
Broker fees		1,070,581
General and administrative		656,891
Professional and consulting		487,784
Depreciation and amortization		411,578
Travel and entertainment		380,402
Occupancy		40,787
Property tax		16,841
Dues and subscriptions		140
Total operating expenses		8,354,975
Profit from Operations		3,850,595
Other income (expense)		
Interest income (expense)		260,915
Profit before income taxes		4,111,510
Income tax expense		1,187,394
Net profit	$	2,924,116

ASHMORE INVESTMENT MANAGEMENT (US) CORPORA

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUI

FOR THE YEAR ENDED JUNE 30, 2023

| | Common Stock | | A |
	Shares	Par Value	
Balance - July 1, 2022 as previously reported	6,022	$ 60	$
Prior period adjustment (Note 12)	-	-	
Balance - July 1, 2022 as restated	6,022	$ 60	$
Payment of dividend	-	-	
Net profit	-	-	
Balance - June 30, 2023	6,022	$ 60	$

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2023

Cash flows from operating activities:	
Net profit	$ 2,924,116
Adjustments to reconcile net profit to net cash provided by operating activities:	
Depreciation and amortization	411,578
Deferred tax expense	703,671
(Increase) decrease in assets:	
Receivable from affiliates	2,356,549
Receivable from affiliates - share based payments	2,693,056
Prepaid expenses	(13,039)
Trade and other receivables	(19,081)
Increase (decrease) in liabilities:	
Accrued compensation	(35,095)
Payable to affiliates	(608,369)
Non-current income tax liability	19,522
Accrued expenses	87,080
Operating lease liability	(407,096)
Cash flows provided by operating activities	8,112,892
Cash flows from investing activities:	
Purchase of property and equipment	(35,865)
Cash flows used in investing activities	(35,865)
Cash flows from financing activities:	
Dividend paid to Parent	(10,600,000)
Cash flows used in financing activities	(10,600,000)
Net decrease in cash and cash equivalents	(2,522,973)
Cash and cash equivalents - beginning of year	9,295,533
Cash and cash equivalents - end of year	$ 6,772,560
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 1,056,196
Cash received during the year for:	
Interest	$ 257,545

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2023

Note 1:   Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company engages in the following types of business:
- Mutual fund underwriter or sponsor (this activity does not involve firm commitments);
- Mutual fund retailer;
- Private placement of securities; and
- Provide advisory services related to emerging markets.

As of December 1, 2017, the Company became a wholly owned subsidiary of Ashmore Investment Advisors (US) Corp (the "Parent"), which is a private company incorporated under the laws of the US. The Company's ultimate parent and controlling entity is Ashmore Group plc ("AGL"), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company's revenues are generated from activities with the Ashmore funds. Previously, the Company was a wholly owned subsidiary of Ashmore Investments (UK) Limited, which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the Securities Investor Protection Corporation ("SIPC") and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is exempt from the provisions of Rule §240.15c3-3 of the Securities and Exchange Act of 1934. The Company is filing an exemption report, relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not maintain customers' accounts.

Note 2:   Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual (accrued compensation), share-based payments, income tax uncertainties and deferred tax assets. Actual results could differ materially from those estimates.

Note 2: Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company considers cash to include deposits in checking and sweep accounts. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investments purposes. At June 30, 2023, the Company had a cash equivalent balance of $6,772,560. Cash equivalents are classified as level 1 in the fair value hierarchy. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2023, the Company had an uninsured cash balance of $6,772,560 with two financial institutions. The Company has not experienced any losses in such accounts.

Property and Equipment, net

Property and equipment are stated at cost at the date of acquisition. It includes ROU assets; refer to Note 9 for additional information on leases. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *"Intangibles – Goodwill and Other"*. Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The two affiliated entities were subsequently dissolved. The carrying value of goodwill at June 30, 2023 is $4,500,000, which includes an impairment of $1,300,000 undertaken in 2015.

The Company evaluates goodwill for impairment on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair value of its reporting unit using a combination of the income and the market approach. If the

Note 2:   Summary of Significant Accounting Policies (continued)

carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss.

The Company performed an analysis and determined that no impairment existed for the year ended June 30, 2023.

Revenue Recognition
The Company recognizes revenue in accordance with Topic 606, namely when all of the following criteria have been met:
- The parties to the contract have approved the contract and are committed to perform their respective obligations;
- The Company can identify each party's rights regarding the goods or services to be transferred;
- The Company can identify the payment terms for the goods or services to be transferred;
- The contract has commercial substance; and
- It is probable the Company will collect substantially all the consideration to which it will be entitled in exchange for the goods or services transferred.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The Company's primary source of revenue is from engaging in the types of business activities described in Note 1. The Company also earned commissions and fees on the sale of mutual funds (40 Act fees) of approximately $91,583.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2:   Summary of Significant Accounting Policies (continued)

Share-Based Payments
Employee share awards under the Ashmore Group plc Executive Omnibus Incentive Plan are accounted for in accordance with the FASB ASC 718 *Compensation – Stock Compensation.* Compensation cost is recognized over the requisite service period, which the Company has determined begins in advance of the grant date and is on July 1 of each financial year. In reaching this conclusion, the Company considered a) an award is authorized in accordance with the Company's governance requirements, b) service begins before a mutual understanding of the key terms and conditions of the award is reached, and c) there is (1) no future substantive service requirement at the grant date in respect of bonus shares and (2) the award contains a performance condition that is satisfied during the portion of the service period that precedes the grant date in respect of restricted and matching shares. Significant judgement has been applied by management in determining that criteria a) and c)(2) haves been met. With respect to criteria a), the Company has established a consistent past practice of granting awards and the remuneration policy is widely communicated to employees. Secondly, with respect to criteria c)(2), while the factors considered by the Company to achieve the performance condition are broadly defined and vary from year to year, the Company has established a past practice where the specific amount of the award is within a reasonably narrow range. The Company measures equity-based compensation when the service inception date precedes the grant date based on the fair value of the award as an accrual and adjusts the cost to fair value at each reporting date prior to the grant date. In the period in which the grant occurs, the cumulative compensation cost is adjusted to the fair value at the date of the grant.

Income Taxes
The Company follows the provisions of FASB ASC 740 Income Taxes. The provisions of FASB ASC 740 Income Taxes require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are measured based on the difference between the financial statement carrying amount and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. As of the year-ended June 30, 2023, no such valuation allowance was recorded.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax position should be recorded in the financial statements. The Company recognizes the financial statement effects from a tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured as the largest benefit that is greater than fifty percent likelihood of being realized upon settlement with the taxing authority. A liability in respect of unrecognized tax benefits has been classified as a non-current liability, based on the anticipated timing of settlement. Refer to Note 8 for further details.

Note 2: Summary of Significant Accounting Policies (continued)

The Company is part of a tax grouping managed by the Parent for both federal and state income tax purposes. The Company will not be required to file income tax returns in its own right, but rather its profits will be consolidated with those of the other entities in the grouping with income taxes paid on its behalf by the Parent. For the purposes of these financial statements, per ASC 740, income taxes have been calculated on a standalone basis, adopting the separate company approach and assuming no relief for tax assets in the wider group. Hence, current and deferred income tax expense have been calculated on a standalone basis and all relevant current tax assets and liabilities are presented as intercompany balances between the Company and the Parent, which will physically settle all income taxes on its behalf.

Fair Value of Financial Instruments
The Company's financial instruments are cash and cash equivalents, receivable from affiliates, receivable from affiliates related to share based payments, trade and other receivables, accrued compensation, payables to affiliates and accrued expenses. The recorded values of these financial instruments approximate fair value because of the short maturity of these instruments.

Lease
The Company determines if an arrangement is a lease at inception of the arrangement. The Company primarily enters into operating leases, as the lessee, for office space. Operating leases are included as ROU assets within Property and equipment and Operating lease liabilities on the Statement of Financial Condition. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The Lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date.

For Right-of-Use ("ROU") assets, the Company recognizes lease expense for the lease payments on a straight-line basis over the lease term.

Additional disclosures relating to leases are discussed in Note 9.

Note 3:   Property and Equipment, net

Property and equipment at June 30, 2023, consists of the following:

Computer equipment	$	127,305
Furniture and fixtures		218,990
Leasehold improvements		9,921
ROU asset		1,618,053
		1,974,269
Less accumulated depreciation and amortization		(1,669,694)
Property and equipment, net	$	304,575

Depreciation and amortization expense related to property and equipment for the year ended June 30, 2023 was $411,578.

Note 4:   Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. Each shareholder shall have the right to one vote for every share outstanding in their name. As of June 30, 2023 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5:   Related Party Transactions

Effective March 1, 2015, the Company entered into a marketing agreement with AGL to which the Company agreed to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") and Ashmore Investment Advisors Limited ("AIAL") in respect of the various funds and accounts for whom AIML, AIAL or their affiliates act as the investment manager or the investment advisor. The marketing agreement was amended on July 13, 2017, effective July 1, 2016. Under this agreement, the Company will invoice AGL for marketing services provided in an amount as agreed between the Company and AGL. For the year ended June 30, 2023, the Company has earned $12,113,987 under this agreement, which is included in distribution fees in the Statement of Income. This one agreement accounted for 99% of the total revenue for the year ended June 30, 2023.

Effective November 19, 2016 the Company entered into a lease agreement for premises. The office space is shared with the Parent and the rent is paid by the Parent on behalf of the Company. The lease is on a month-to-month basis and the expense is split based on the agreed transfer pricing policy. For the year ended June 30, 2023, the Company paid $422,808 of cash rent payments, the lease was accounted for in accordance with ASC 842.

Note 5:   Related Party Transactions (continued)

Effective July 1, 2013, the Company entered into a service agreement with AGL, the ultimate parent of the Company. AGL is a public limited company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance. For the year ended June 30, 2023, AGL provided services to the Company totalling $149,490 which is included in general and administrative expenses and the Company had a payable balance to AGL of $38,341 included in the payable to affiliates balance.

As a result of the income tax grouping, the Parent physically settles income taxes on behalf of the Company. The Company is included in the consolidated income tax returns of the Parent. Income tax expense is calculated by using a "separate return" method. Under this method, it is assumed that the Company files separate income tax returns with the relevant taxing authorities, thereby reporting its own taxable income or loss and paying the applicable income tax to or receiving the appropriate refund from the Parent. The Current tax expense is the amount of income taxes payable or refundable on the basis of this hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any carryforwards that can be claimed in the Company's hypothetical separate return and the need for a valuation allowance is assessed on the basis of the projected separate return results.

At June 30, 2023 the Company had a payable balance to the Parent of $510,985 in relation to income taxes which is included in Payable to affiliates in the Statement of Financial Condition.

As a result of services provided to the Company by employees of the Parent, the Company recognized $152,311 which is included in General and administrative expenses and the Company had a payable balance to the Parent of $78,222 included in the Payable to affiliates balance related to this expense.

Effective July 1 2020, AGL revised its recharge policy to require all share based payment reserve balances related to group share awards to be regularly settled during the vesting period. Previously, these balances were recognized and settled as at the vest date.

Under the revised policy, the share-based payment reserve balances are transferred to intercompany balance and settled regularly. For the year ended June 30, 2023 the Company had $160,486 in Receivable from affiliates - share-based payments.

Note 6:   Employee Benefits

In March 2013, the Company established a defined contribution 401(k) plan (the "Plan") for the benefit of all employees of the Company who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2023, the Company's profit sharing contributions were $240,195.

Employees of the Company are entitled to paid vacation and sick days. At June 30, 2023, the Company accrued $25,000 in compensated absences, which are included in accrued compensation on the Statement of Financial Condition.

Note 7:   Share-Based Payments

The 2006 Executive Omnibus Incentive Plan provides for the grant of AGL share awards (restricted shares), market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. There were no options issued to employees of the Company as of June 30, 2023. The plan also allows bonuses to be deferred in the form of share awards (bonus shares), with or without matching shares. These elements can be used singly or in combination.

The fair value of each award is calculated based on the average closing price of AGL's stock for the five business days immediately prior to grant.

Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares. The employee must be an employee in good standing at time of vest. The fair value of the bonus awards is recognized in the relevant year of service.

The award of an annual bonus, and therefore restricted, matching and bonus shares, is subject to performance conditions that are assessed in the year of service. Performance conditions are based on both AGL profitability and individual performance. Performance conditions are defined at the start of the year of service.

Note 7:   Share-Based Payments (continued)

The following table summarizes the activity of the Company's share awards as of June 30, 2023:

	Number of Shares Subject to Awards	Weighted Average Grant Date Share Price
Outstanding – as of July 1, 2022	3,544,000	$4.75
Granted	1,109,243	2.39
Vested	(1,120,796)	4.47
Forfeited	(577,557)	4.17
Outstanding – as of June 30, 2023	2,954,890	4.09

The Company has elected to recognize forfeitures as they occur.

Compensation cost for share awards charged to operations was $865,463 and is included in Share-based payments expense in the accompanying Statement of Income. The related income tax benefit is $181,747.

As of June 30, 2023, there was $4,216,966 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted or accrued under the plan. The cost is expected to be recognized over the five years as follows:

Year Ending June 30,	Amount
2024	$1,514,974
2025	1,146,347
2026	819,965
2027	503,317
2028	232,363
Total	$4,216,966

AGL revised its group recharge policy with effect from July 1, 2020 to require all share based payment reserve balances related to group share awards to be regularly settled during the vesting period. Previously, these balances were recognized and settled as at the vest date. Under the revised group policy, the share-based payment reserve balances are transferred to intercompany balance and settled regularly. Therefore, as the intercompany balances will be settled regularly, they are classed within current assets/liabilities.

The overall effect of the recharge mechanism is to reflect the expense and any lapses by the Company against an intercompany payable with AGL over the vesting term. For the year ended June 30, 2023, the Company settled amounts in relation to share-based payments through intercompany with Ashmore Group plc.

For the year ended June 30, 2023, the total fair value of shares vested during the year was $2,851,067.

Note 8:   Income Taxes

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Federal and state income tax expense is summarized as follows:

Current:		
	Federal	$410,932
	State	72,791
		483,723
Deferred:	Federal	585,355
	State	118,316
		703,671
	Total income tax expense	$1,187,394

Income Tax Rate Reconciliation

Profit before income taxes	$4,111,510
Federal tax at statutory rate	863,417
State income tax at statutory rate, net of federal effect	112,631
Share based payment difference between grant and market price	154,149
State tax rate change impact	48,861
Other	8,336
Total income tax expense	$1,187,394

The components of the Company's deferred tax assets (liabilities) as of June 30, 2023 are as follows:

Deferred tax assets (liabilities):	Assets	Liabilities	Total
Accrued compensation	$324,298	$(-)	$324,298
Share-based payment expense	2,248,343	(-)	2,248,343
Goodwill	-	(1,009,053)	(1,009,053)
Property and equipment, net	876	(-)	876
Accrued expenses	1,561	(-)	1,561
Non-current income tax liability	144,154	(-)	144,154
Total non-current deferred tax assets	$2,719,232	($1,009,053)	$1,710,179

Note 8:   Income Taxes (continued)

Unrecognized tax benefits

Unrecognized tax benefits – As of July 1, 2022, as reported	$313,743
Unrecognized tax benefits – Restatement	366,357
Unrecognized tax benefits – As of July 1, 2022, as restated	680,100
Gross increase for the current year	19,522
Unrecognized tax benefits – June 30, 2023	$699,622

A liability in respect of unrecognized tax benefits has been classified for as a non-current income tax liability on the Statement of Financial Condition, including interest accrued and potential penalties amounting to $289,467, all of which remains payable at June 30, 2023.

The non-current income tax liability has been restated as of July 1, 2022 to include $170,023 of interest and potential penalties in relation to unrecognized tax benefits from non-filing States.

In addition, the non-current income tax liability has been restated as of July 1, 2022 to include $119,444 of interest and potential penalties in relation to inappropriate excess deductions for vested share-based payments when calculating taxable income for fiscal years ended June 30, 2018 through June 30, 2022, as described in Note 12.

As the unrecognized tax benefits are linked to the Company's taxable income, it is reasonably possible that these may be significantly different at the next balance sheet date.

Currently, the Company is not under examination by major taxing jurisdictions for periods 30 June 2020 – 30 June 2023, prior years statute of limitations have closed. The Company considers the U.S. federal taxing authority to be a major taxing jurisdiction.

Note 9:   Leases

At June 30, 2023, the Company has one lease in New York which will expire on February 29, 2024. The incremental borrowing rate used is 3.375% per annum.

The undiscounted maturity of the future lease payments under the lease agreements as of June 30, 2023 are as follows:

	Lease payment
Financial year 2024	$281,872
Total undiscounted lease payments	281,872
Less imputed interest	(2,751)
Total lease liabilities	$279,121

The Company has undrawn credit through AIML to the maximum of $250,875 from Barclays bank to support the lease commitments.

Note 10: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2023, the Company had net capital of $4,481,740 as calculated under regulatory requirements, which was $4,329,019 in excess of its required net capital of $152,721. The Company's net capital ratio was 0.51 to 1.

Note 11: Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no loss contingencies as at June 30, 2023.

Note 12: Restatement of opening balances

The Company is restating its previously issued financial statements for the year ended June 30, 2022, by restating the beginning retained earnings in the Company's statement of changes in stockholder's equity. The Company's taxable income includes a deduction for vested share-based payments. The Company inappropriately included amounts in excess of vested share-based payments when calculating the taxable income for fiscal years ended June 30, 2018 through June 30, 2022. The Company and its tax advisor performed a review to determine the impact and trued up taxable income from years inadvertently misstated. Secondly, the Company corrected its uncertain tax position for state tax exposure by increasing the state tax liability for additional non-filed states determined to have nexus in previous years that should be included as well as the interest and penalties associated with a non-filing status. At June 30, 2022 the Company reported net capital of $8,068,506, which was $7,999,012 in excess of its required net capital of $69,494, with a net capital ratio of 0.13 to 1. The restated net capital position at June 30, 2022 was $7,491,117, which was $7,383,130 in excess of the restated required net capital of $107,987, with a ratio of 0.22 to 1. The impact of the restatement is as follows:

Balance Sheet - Dr/(Cr)	As of July 1, 2022	Adjustment	As of July 1, 2022, as restated
Payable to affiliates	(326,963)	(908,955)	(1,235,918)
Net deferred tax asset	2,258,358	155,492	2,413,850
Non-current tax liability	(392,178)	(577,389)	(969,567)
Retained earnings	(13,911,734)	1,330,852	(12,580,882)
Total stockholder's equity	(21,057,710)	1,330,852	(19,726,858)

Note 12:   Restatement of opening balances (continued)

The impact of the restatement on the Company's unrecognized tax benefits is provided in Note 8.

The restatement includes adjustments related to periods other than 2022. The impact to net income for the year ended June 30, 2022, is illustrated below:

Net income impact	Previous balance (gross)	Adjustment (income tax)	Restated balance (net of income tax)
Fiscal year ended June 30, 2022	11,320,255	16,635	11,336,890

Note 13: Subsequent Events

Management has evaluated subsequent events through November 9, 2023, the date the financial statements were available to be issued. There are no material subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2023

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO THE UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2023

Total stockholder's equity	$	12,050,974
Additions		
Allowable credits – discretionary bonus accrual		1,034,670
Deductions		
Non allowable assets		
Receivables from affiliates (net)		2,284,603
Property and equipment, net		31,746
Trade and other receivables		23,140
Prepaid expenses		54,236
Goodwill		4,500,000
Net deferred tax asset		1,710,179
Total non-allowable assets		8,603,904
Haircuts		0
Net capital	$	4,481,740
Aggregate indebtedness		
Payable to affiliates (net)		582,263
Non-current tax liability		989,089
Accrued compensation		344,610
Accrued expenses		368,566
Lease liability		6,292
Total aggregate indebtedness	$	2,290,820

Computation of basic net capital requirement

Computed minimum net capital required (greater of 6.6667% of aggregate indebtedness or minimum dollar net capital requirement)	$	152,721
Minimum dollar net capital requirement	$	5,000
Excess net capital ($4,481,740 – 152,721)	$	4,329,019
Percentage of aggregate indebtedness to net capital		51.1%

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO THE UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2023

Reconciliation with Company's computation included in part II of Form X-17A-5 as of June 30, 2023

Net capital, as reported in Company's part II Amended FOCUS report as filed on November 9, 2023 $ 4,481,740

Net capital per the preceding calculation $ 4,481,740

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE & PAB RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2023

None, as the Company is exempt from rule 15c3-3 pursuant to its reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2023

None, as the Company is exempt from rule 15c3-3 pursuant to its reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
EXEMPTION REPORT
JUNE 30, 2023

Ashmore Investment Management (US) Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is not claiming an exemption from §240.15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. The Company is engaged in the following types of business:

   a. Mutual fund underwriter or sponsor (this activity does not involve firm commitments);
   b. Mutual fund retailer;
   c. Private placement of securities; and
   d. Provide advisory services related to emerging markets.

3. As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, George Grunebaum, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



George Grunebaum, President/CEO
Ashmore Investment Management (US) Corporation



KPMG LLP
P.O. Box 493
SIX Cricket Square
Grand Cayman, KY1-1106
Cayman Islands
+1 345 949 4800
+1 345 949 7164

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Ashmore Investment Management (US) Corporation (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund underwriter or sponsor (this activity does not involve firm commitments), mutual fund retailer, private placement of securities and provide advisory services related to emerging markets, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and, did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

George Town, Cayman Islands
November 9, 2023